GREENPRO, INC.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

July 14, 2014

BY EDGAR
Ms. Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Greenpro, Inc. (the “Company” or “Greenpro”) Amendment No. 2 to Registration Statement on Form S-1 Filed June 12, 2014 (the “S-1 Amendment No. 2”) File No. 333-193565

Dear Ms. Mills-Apenteng:

Reference is made to your oral comments to the Company on July 7, 2014, relating to the subject filings (the “Comments”). Set forth below are the comments followed by the Company’s responses thereto:

Comment #1:

1. Please provide financial statements for the period ended April 30, 2014 and revise the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the corresponding financial information for the period ended April 30, 2014.

Response:

We will revise the S-1 Amendment No. 2 accordingly.

Comment #2:

2. In the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, please state how long the Company can maintain its operation with the cash at hand.

Response:

We will revise the S-1 Amendment No. 2 accordingly.

Comment #3:

3. Please specify the minimum funds the Company needs for its operation in the next 12 months.

Response:

We will revise the S-1 Amendment No. 2 accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lee Chong Kuang
Name:	Lee Chong Kuang
Title:	Chief Executive Officer

Encl.